United States securities and exchange commission logo





                             April 26, 2022

       Nicholas Dermatas
       Chief Financial Officer
       North Mountain Merger Corp.
       767 Fifth Avenue, 9th Floor
       New York, NY 10153

                                                        Re: North Mountain
Merger Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 22,
2022
                                                            File No. 001-39523

       Dear Mr. Dermatas:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Exhibits 31.1 and 31.2

   1. We note that your certifications do not include the introductory language in paragraph 4 and paragraph 4(b)
referring to internal control over financial reporting. Refer to Item
                                                        601(b)(31) of
Regulation S-K. Please file an amendment to your Form 10-K to include the correct
certifications. In your amendment, you may include the cover page, explanatory note,
signature page, and paragraphs 1, 2, 4 and 5 of the Section 302 certifications. Please
ensure that the revised certifications refer to the Form 10-K/A and are currently dated.
Refer to Question 246.13 of the Regulation S-K Compliance
                                                        & Disclosure
Interpretations. Also, we note that both the CEO and CFO signed the certifications as the
Principal Financial Officer and Principal Accounting Officer. Please
                                                        revise as necessary.
 Nicholas Dermatas
North Mountain Merger Corp.
April 26, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have any questions.



                                                          Sincerely,
FirstName LastNameNicholas Dermatas
                                                          Division of
Corporation Finance
Comapany NameNorth Mountain Merger Corp.
                                                          Office of Technology
April 26, 2022 Page 2
cc:       Raphael N. Russo
FirstName LastName